

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2012

Via E-mail
Craig C. McGlinchey
Controller
Paccar Financial Corp.
777 106th Ave. N.E.
Bellevue, Washington 98004

> **Re: Paccar Financial Corp.**
> **June 30, 2011 Form 10-Q**
> **Filed August 8, 2011**
> **December 31, 2011 Form 10-K**
> **Filed February 29, 2012**
> **File No. 001-11677**

Dear Mr. McGlinchey:

    We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ John P. Nolan

                            John P. Nolan
                            Senior Assistant Chief Accountant